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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 11)*


                           DEPOSIT GUARANTY CORP.
                              (NAME OF ISSUER)

                                COMMON STOCK
                       (TITLE OF CLASS OF SECURITIES)

                                  24955510
                               (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement _______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page (s))


                               Page 1 of 5 Pages

This Amendment to Schedule 13G is for the calendar year ended December 31, 1995.
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CUSIP No. 24955510                  13G                        Page 2 of 5 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deposit Guaranty National Bank, as trustee
      64-0147200
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION


      Organized under the laws of the United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     1,304,944
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   19,434
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,013,797
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     26,904
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,347,868
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      6.96%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      BK
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!



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                                                                     Page 3 of 5



                                  SCHEDULE 13G


Item 1 (a) Name of Issuer:

         Deposit Guaranty Corp.

Item 1 (b) Address of Issuer's Principal Executive Offices:

         210 East Capitol Street
         Jackson, Mississippi  39205

Item 2 (a) Name of Person Filing:

         Deposit Guaranty National Bank, as trustee

Item 2 (b) Address of Principal Business Office:

         210 East Capitol Street
         Jackson, Mississippi  39205

Item 2 (c) Citizenship:

         See Item 4 of Cover Page

Item 2 (d) Title of Class of Securities:

         See Cover Page

Item 2 (e) CUSIP Number:

         See Cover Page

Item 3:

         If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)     [ ]      Broker or Dealer registered under Section 15 of the
                          Act.

         (b)     [X]      Bank as defined in section 3(a)(6) of the Act.





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                                                                     Page 4 of 5



         (c)     [ ]      Insurance Company as defined in section 3(a)(19) of
                          the Act.

         (d)     [ ]      Investment Company registered under section 8 of the
                          Investment Company Act.

         (e)     [ ]      Investment Adviser registered under section 203 of
                          the Investment Advisers Act of 1940.

         (f)     [ ]      Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see Section
                          240.13d-1(b)(1)(ii)(F).

         (g)     [ ]      Parent Holding Company, in accordance with Section
                          240.13d-1(b)(ii)(G) (Note:  See Item 7).

         (h)     [ ]      Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(H).

Item 4 Ownership:

         (a) Amount Beneficially Owned: Deposit Guaranty National Bank, in its capacity as trustee, may be deemed beneficial owner of 1,347,868 shares held in various trusts.

         (b)  Percent of Class:  6.96%

         (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of Cover Page.

Item 5 Ownership of Five Percent or Less of a Class:

         N/A

Item 6 Ownership of More Than Five Percent on Behalf of Another  Person:

         Shares as to which this Schedule is filed are owned by a variety of trusts for which the person filing this Schedule acts as trustee. These trusts or the beneficiaries thereof receive dividends and the proceeds from the sale of such shares. No such individual trust or beneficiary or related group of trusts or beneficiaries is known to have such interest with respect to more than 5% of the class.





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                                                                     Page 5 of 5


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

         N/A

Item 8 Identification and Classification of Members of the Group:

         N/A

Item 9 Notice of Dissolution of Group:

         N/A

Item 10 Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: February 8, 1996
                                             -----------------------------------

                                        Signature: /s/ DAVID H. NORDYKE
                                                  ------------------------------

                                        Name and Title: David H. Nordyke
                                                        Executive Vice President
                                                       -------------------------